EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS
(Amounts in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Income from continuing operations	$176,117	$121,601	$116,365	$132,977	$56,880
Equity in (earnings) losses of real estate joint ventures and partnerships, net	(20,642)	(19,300)	(22,317)	(35,112)	1,558
Provision (benefit) for income taxes	6,856	52	(1,261)	7,046	(75)
Gain on sale of property	100,714	59,621	146,290	762	1,004
Fixed charges	86,646	92,107	99,806	108,109	121,462
Amortization of capitalized interest	2,305	2,114	2,142	2,401	2,385
Distributions of income from real estate joint ventures and partnerships	1,149	1,216	4,058	3,498	3,141
Capitalized interest	(2,656)	(3,252)	(3,302)	(2,403)	(3,125)
Net income as adjusted	$350,489	$254,159	$341,781	$217,278	$183,230
Fixed charges:
Interest on indebtedness, net	$83,003	$87,783	$94,744	$103,839	$116,463
Capitalized interest	2,656	3,252	3,302	2,403	3,125
Portion of rents representative of the interest factor	987	1,072	1,760	1,867	1,874
Fixed charges	86,646	92,107	99,806	108,109	121,462
Preferred dividends	—	3,830	10,840	18,173	34,930
Combined fixed charges and preferred dividends	$86,646	$95,937	$110,646	$126,282	$156,392

RATIO OF EARNINGS TO FIXED CHARGES	4.05x	2.76x	3.42x	2.01x	1.51x

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	4.05x	2.65x	3.09x	1.72x	1.17x